SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June  2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                             DIRECTORS SHARE SALES

Ryanair Holdings plc ("the company"), Europe's No.1 low fares airline, today announced that it had received a notification that Michael O'Leary, Chief Executive Officer of the company had today ( June 10, 2003) sold 4,000,000 ordinary shares at a price of EUR5.95 each.

In addition, Declan Ryan a director of the company also confirmed that he had today ( June 10, 2003) sold 4,000,000 ordinary shares in the company at price of EUR5.95 each.

ENDS     10th June 2003


For further information

please contact:

Paul Fitzsimmons
Ryanair
Tel. +353-1-8121212

Pauline McAlester
Murray Consultants
Tel. +353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 June 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director